PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED SHARE INCOME ALLOCATIONS

	Year Ended December 31,
	2017	2016	2015	2014	2013

	(Amounts in thousands, except ratios)

Income from continuing operations	$1,448,465	$1,460,439	$1,317,689	$1,149,955	$1,057,531
Less: Income allocated to noncontrolling interests
which do not have fixed charges	(5,900)	(6,475)	(6,088)	(5,432)	(4,883)
Equity in earnings of unconsolidated real
estate entities	(75,655)	(56,756)	(50,937)	(88,267)	(57,579)
Add back: Distributions from retained earnings of
unconsolidated real estate entities	53,749	84,397	35,695	83,458	45,870
Interest expense	12,690	4,210	610	6,781	6,444
Total earnings available to cover fixed charges	$1,433,349	$1,485,815	$1,296,969	$1,146,495	$1,047,383
Total fixed charges - interest expense (including
capitalized interest)	$17,076	$9,359	$3,299	$8,340	$9,339

Cumulative preferred share cash dividends	$236,535	$238,214	$245,097	$232,636	$204,312
Allocations pursuant to EITF Topic D-42	29,330	26,873	8,897	-	-
Total preferred distributions	$265,865	$265,087	$253,994	$232,636	$204,312
Total combined fixed charges and preferred share
income allocations	$282,941	$274,446	$257,293	$240,976	$213,651
Ratio of earnings to fixed charges	83.94 x	158.76 x	393.14 x	137.47 x	112.15 x
Ratio of earnings to fixed charges and preferred share
income allocations	5.07 x	5.41 x	5.04 x	4.76 x	4.90 x

Exhibit 12